December 17, 2004



Alan Brandys
President
Zeolite Exploration Company
6211 Boundary Drive West-Unit #16
Surrey, British Columbia
Canada   V3X  3G7

Re:  	Form 10-KSB for the year ended July 31, 2004
      File No. 1-31937

Dear Mr. Brandys:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. You stated in a Form 8-K filed on November 5, 2004 that you engaged Rotenberg & Company LLP as your independent accountant for the fiscal year ended July 31, 2004; however, you filed an audit report issued by Schwartz Levitsky covering the July 31, 2004 financial statements in the fiscal 2004 Form 10-KSB. Please explain this discrepancy. If you engaged Schwartz Levitsky as your independent accountant and the engagement of Rotenberg was terminated, another Form 8-K must be filed to report the latest change in accountants.

2. Please note that you must file an audit report (or audit reports) that covers each year of audited financial statements that are included in the Form 10-KSB. You have filed an audit report that covers the fiscal 2004 financial statements; however, an audit report covering the fiscal 2003 financial statements must be filed as well.
Please revise the Form 10-KSB to include this report.

3. Independent accountants must also audit the cumulative financial statements for the period from inception to the latest year-end for companies that are in the development stage, as contemplated by SFAS
7. Please direct your independent accountant to revise its report to address this period.

	As appropriate, please amend your filing and respond to these comments within 10 business days from the date of this letter.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

..	the company is responsible for the adequacy and accuracy of
the
disclosure in the filing;

..	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

..	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation
Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at 202.942.1902 if you have questions regarding these comments.

						Sincerely,


						Tia Jenkins
						Sr. Asst. Chief Accountant
						Office of Emerging Growth Companies
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE